Exhibit 10.1
EXECUTION COPY
November 7, 2008
AT&T Inc.
208 S Akard St., Suite 3611
Dallas, Texas 75202
Attention: Jonathan Rather
Ladies and Gentlemen:
          Each of the stockholders listed on Schedule I to this letter agreement (individually, a “Stockholder,” and together, the “Stockholders”) understands that AT&T Inc., a Delaware corporation (“Parent”), Independence Merger Sub Inc., a Delaware corporation (“Merger Sub”) and Centennial Communications Corp., a Delaware corporation (the “Company”), propose to enter into an Agreement and Plan of Merger, dated as of November 7, 2008 (as it may be from time to time amended or terminated the “Merger Agreement”), providing for, among other things, a merger of Merger Sub with and into the Company (the “Merger”), in which all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) (other than Excluded Shares and any Dissenting Shares to which appraisal rights shall have been perfected) will be cancelled and converted into the right to receive the Merger Consideration. Terms used without definition in this letter agreement shall have the meanings ascribed thereto in the Merger Agreement.
          Each of the Stockholders acknowledges that, as a condition to entering into the Merger Agreement, Parent has required that each of the Stockholders enter into this letter agreement and, in order to induce Parent to enter into the Merger Agreement, each of the Stockholders is willing to enter into this letter agreement.
          Each of the Stockholders confirms such Stockholder’s agreement with Parent, and Parent confirms its agreement with each of the Stockholders, as follows:
     1. Each of the Stockholders represents and warrants that Schedule I to this letter agreement sets forth the number of shares of Company Common Stock (the “Shares”) of which such Stockholder is the record or beneficial owner as of the date hereof and separately sets forth the number of Shares that are owned of record and the Shares over which it has voting control as of the date hereof. Each Stockholder represents and warrants that, as of the date of this letter agreement, such Stockholder owns (beneficially or of record, as the case may be) the Shares set forth opposite such Stockholder’s name on Schedule I to this letter agreement free and clear of all Liens and all voting agreements and commitments of every kind, other than the First Amended and Restated Stockholders Agreement, dated as of January 20, 1999, as amended on

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September 10, 2003, July 24, 2006, June 4, 2007, September 27, 2007 and November 29, 2007 (the “Stockholders Agreement”), by and among the Company and the parties thereto. All shares of Company Common Stock owned beneficially or of record by the Stockholder are owned free and clear of all Liens and voting agreements and commitments of every kind other than the Stockholders Agreement. Each Stockholder further represents and warrants that, such Stockholder has the power to vote all shares of Company Common Stock owned by it of record or beneficially without restriction and that any proxies that have been given in respect of any or all of such shares have been revoked.
     2. At every meeting of the stockholders of the Company called, and at every postponement or adjournment thereof, and on every action or approval by written consent of the stockholders of the Company, each Stockholder irrevocably agrees to vote, or cause to be voted, such Stockholder’s shares of Company Common Stock owned beneficially or of record and at such time over which it has voting control to be voted in favor (a) of (i) adoption of the Merger Agreement and (ii) any other matter that is required by applicable Law or a Governmental Entity to be approved by the stockholders of the Company to facilitate the transactions contemplated by the Merger Agreement, and (b) against (i) any proposal made in opposition to adoption of the Merger Agreement or in competition with the Merger, (ii) any Company Alternative Proposal, (iii) any Qualifying Transaction and (iv) to the extent that any of the following actions require a stockholder vote pursuant to applicable Law, any proposal, transaction, agreement, amendment of the Company’s certificate of incorporation or by-laws or other action that is intended to or would reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage consummation of the Merger or that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company in the Merger Agreement or facilitate a Company Alternative Proposal or Qualifying Transaction. Any such vote shall be cast (or consent shall be given) by such Stockholder in accordance with such procedures relating thereto so as to ensure that it is duly counted, including for purposes of determining that a quorum is present and for purposes of recording the results of such vote (or consent). Each Stockholder hereby irrevocably and unconditionally waives, and agrees to prevent the exercise of, any rights of appraisal, any dissenters’ rights and any similar rights relating to the Merger that such Stockholder may directly or indirectly have by virtue of the ownership of any shares of Company Common Stock.
     3. Each Stockholder hereby revokes any and all previous proxies granted with respect to its Shares. By entering into this letter agreement, subject to the last sentence of this paragraph 3, each Stockholder hereby grants, or agrees to cause the applicable record holder to grant, a proxy appointing Wayne Watts and Richard Lindner, collectively, but each with full power of substitution, as such Stockholder’s attorney-in-fact and proxy, for and in such Stockholder’s name, to be counted as present, vote, express consent or dissent with respect to the shares of Company Common Stock owned of record or beneficially by it in the manner contemplated by, paragraph 2 as such proxies

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or their proxies or substitutes shall, in their sole discretion, deem proper with respect to the shares of Company Common Stock. The proxy granted by each Stockholder pursuant to this paragraph 3 is, subject to the last sentence of this paragraph 3, irrevocable and is coupled with an interest, in accordance with Section 212(e) of the DGCL, and is granted in order to secure such Stockholder’s performance under this letter agreement and also in consideration of Parent entering into this letter agreement and the Merger Agreement. If any Stockholder fails for any reason to be counted as present, consent or vote its shares of Company Common Stock in accordance with the requirements of paragraph 3 above (or anticipatorily breaches such section), then Parent shall have the right to cause to be present, consent or vote such Stockholder’s shares of Company Common Stock in accordance with the provisions of paragraph 2. The proxy granted by Stockholder shall be automatically revoked upon termination of this letter agreement in accordance with its terms.
     4. Subject to the provisions of Section 9 below, each Stockholder agrees that such Stockholder will not, and will cause its respective Representatives not to, directly or indirectly, (i) initiate, solicit, encourage, knowingly facilitate or induce any inquiry with respect to, or the making, submission or announcement of, any Company Alternative Proposal or Qualifying Transaction, (ii) participate in any negotiations regarding, or furnish to any person any nonpublic information with respect to, any Company Alternative Proposal or Qualifying Transaction or in response to any inquiries or proposals that would reasonably be expected to lead to any Company Alternative Proposal or Qualifying Transaction, or (iii) engage in discussions with any person with respect to any Company Alternative Proposal or Qualifying Transaction, except to notify such person as to the existence of the provisions of this Section 4 of this letter agreement, in each case. Each Stockholder shall immediately terminate, and shall cause its respective Representatives to immediately terminate, all discussions or negotiations, if any, that are ongoing as of the date hereof with any person with respect to a Company Alternative Proposal or Qualifying Transaction.
     5. Each Stockholder represents and warrants (a) that such Stockholder has duly authorized and executed this letter agreement and has all necessary power and authority to enter into this letter agreement; and (b) that, assuming the due authorization, execution and delivery of this letter agreement by Parent, this letter agreement is such Stockholder’s legal, valid and binding agreement and is enforceable against such Stockholder in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and subject to the general principles of equity.
     6. Each Stockholder further represents and warrants that the execution and delivery of this letter agreement by such Stockholder do not, and the performance of its obligations under this letter agreement and the consummation of the transactions to be consummated by it as contemplated hereby shall not, (a) conflict with or violate any law,

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rule, regulation, order, judgment or decree applicable to such Stockholder or by which its Shares are bound or affected, (b) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien or encumbrance on, any of the Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Stockholder is a party or by which such Stockholder or the Shares are bound or affected, or (c) require any consent, approval, authorization or permit of, or filing with or notification to, any court or arbitrator or any governmental entity, agency or official except for (i) applicable requirements, if any, of the Securities and Exchange Act of 1934, as amended, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent, impair or delay the performance by such Stockholder of its obligations under this letter agreement.
     7. This letter agreement and all obligations of the parties hereunder shall automatically terminate upon the earlier of (a) the Effective Time, (b) the termination of the Merger Agreement in accordance with its terms and (c) the effectiveness of any amendment, modification, supplement to, or waiver under, the Merger Agreement which amendment, modification, supplement or waiver would (1) reduce the amount or change the form or composition of the Merger Consideration payable in the Merger or (2) extend the Termination Date; provided, however, that (i) Sections 12, 13, 14, 15, 18 and 19 hereof shall survive any such termination and (ii) such termination shall not relieve any party of any obligation for any breach of this letter agreement occurring prior to such termination.
     8. Each Stockholder has approved the entry into this letter agreement and the consummation of the transactions contemplated by the Merger Agreement for the purposes of Section 7(b)(i)(b) of the Stockholders Agreement.
     9. Notwithstanding anything contained in this letter agreement to the contrary, the representations, warranties, covenants and agreements made herein by each Stockholder are made solely with respect to such Stockholder and the Shares owned by such Stockholder. Each Stockholder is entering into this letter agreement solely in its capacity as record holder or beneficial owner of such Stockholder’s Shares and nothing herein shall limit or affect any actions taken by any employee, officer, director, partner or other affiliate (including, for this purpose, any appointee or representatives of such Stockholder to the Board of Directors) of such Stockholder, solely in his or her capacity as a director or officer of the Company (or a Subsidiary of the Company).
     10. Each Stockholder hereby authorizes Parent and the Company to publish and disclose in any announcement or disclosure in connection with the Merger, including the Proxy Statement/Prospectus, Stockholder’s identity and ownership of the Shares and the nature of such Stockholder’s obligation under this letter agreement.

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     11. Each Stockholder agrees that prior to the termination of this letter agreement, such Stockholder shall not take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of preventing, impeding, interfering with or adversely affecting the performance by such Stockholder of its obligations under this letter agreement. Each Stockholder agrees, without further consideration, to execute and deliver such additional documents and to take such further actions as necessary or reasonably requested by Parent to confirm and assure the rights and obligations set forth in this letter agreement.
     12. This letter agreement shall be interpreted, governed by and construed in accordance with the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflict of Laws thereof.
     13. Each party to this letter agreement unconditionally and irrevocably (a) consents to submit itself to the exclusive jurisdiction of the Court of Chancery of the State of Delaware and any state appellate court within the State of Delaware or, in the event under federal law exclusive jurisdiction is vested in the federal courts, any federal court sitting in the State of Delaware (“Delaware Court”), in the event of any dispute arising out of or relating to this letter agreement or any of the transactions contemplated by this letter agreement, or the breach, termination or validity thereof, (b) agrees that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from any such Delaware Court and irrevocably waives any objections which it may have now or in the future to the jurisdiction of any Delaware Court including without limitation objections by reason of lack of personal jurisdiction, improper venue, or inconvenient forum and (c) agrees that it will not bring any action relating to this letter agreement or any of the transactions contemplated by this letter agreement in any court other than a Delaware Court, except for an action to enforce an order or judgment of a Delaware Court. For purposes of implementing the foregoing with respect to any transferee of any Shares, such transferee will appoint Corporation Services Company as agent for service of process in the State of Delaware in connection with this letter agreement.
     14. Each party to this letter agreement acknowledges and agrees that any controversy which may arise under this letter agreement is likely to involve complicated and difficult issues, and therefore each party hereby irrevocably waives all right to trial by jury in any action, suit, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this letter agreement or any of the transactions contemplated by this letter agreement or the actions of each party in the negotiation, administration, performance and enforcement hereof. Each party certifies and acknowledges that (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) each party understands and has considered the implications of this waiver, (iii) each party makes this waiver voluntarily,

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and (iv) each party has been induced to enter into this letter agreement by, among other things, the mutual waivers and certifications herein.
     15. Any notice, request, instruction or other document required to be given hereunder shall be sufficient if in writing, and sent by confirmed facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any business day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next business day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed if to Stockholder, to the address set forth below its name in Schedule I hereto, and (ii) if to Parent or the Company, in accordance with Section 8.10 of the Merger Agreement.
     16. Except as expressly set forth in this letter agreement, neither this letter agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in violation of this letter agreement shall be null and void.
     17. Each party to this letter agreement recognizes and acknowledges that a breach by it of any covenants or agreements contained in this letter agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore each party agrees that in the event of any such breach, the aggrieved party shall be entitled to specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this letter agreement and to enforce specifically the terms and provisions of this letter agreement in any federal or state court located in the State of Delaware.
     18. The effectiveness of this letter agreement shall be conditioned upon the execution and delivery of the Merger Agreement by the parties thereto.
     19. Each Stockholder agrees that this letter agreement and the obligations hereunder shall attach to such Stockholder’s Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise, including such Stockholder’s heirs, guardians, administrators or successors, as applicable. Prior to, directly or indirectly, transferring any rights (including voting rights) or ownership in or to any shares of Company Common Stock, the transferring Stockholder agrees to cause the potential transferee of such shares of Company Common Stock to enter into an agreement with Parent on the same terms as the terms hereof.

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     20. Parent acknowledges and agrees that nothing in this letter agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Shares of any Stockholder. All rights, ownership and economic benefits of and relating to the Shares of any Stockholder shall remain vested in and belong to such Stockholder, and Parent shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct any Stockholder in the voting of any of such Stockholder’s Shares, except as otherwise expressly provided herein.
     21. Each Stockholder and the Company agree that as of the date of this letter agreement, each certificate representing shares of Company Common Stock owned, beneficially or of record, by such Stockholder shall conspicuously bear the following legend until such time the shares represented thereby are no longer subject to the provisions hereof:
“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS AND CONDITIONS OF THE LETTER AGREEMENT, DATED AS OF NOVEMBER 7, 2008, AMONG THE COMPANY AND THE PARTIES THERETO INCLUDING THE VOTING AND TRANSFER RESTRICTIONS CONTAINED THEREIN.”

          Please confirm that the foregoing correctly states the understanding between each Stockholder and you by signing and returning to us a counterpart hereof.
Very truly yours,
WELSH, CARSON, ANDERSON &
STOWE VIII, L.P.
     By: WCAS VIII ASSOCIATES, L.L.C., its
     general partner

By:	/s/ Jonathan Rather
Name:	Jonathan Rather
Title:	Chief Financial Officer

Confirmed as of the date
first above written:

CENTENNIAL COMMUNICATIONS CORP.

By:	/s/ Michael J. Small
	Name:	Michael J. Small
	Title:	Chief Executive Officer
Confirmed as of the date
first above written:
AT&T INC.

By:	/s/ Rick L. Moore
	Name:	Rick L. Moore
	Title:	Senior Vice President - Corporate Development

SCHEDULE I

			Shares Over Which
		Shares Owned of	Stockholder Has Voting
Stockholder Name and Address	Shares Held	Record	Control
Welsh, Carson, Anderson & Stowe VIII, L.P.	19,122,000	19,122,000	19,122,000
c/o Welsh, Carson, Anderson & Stowe 320 Park Avenue, Suite 2500 New York, New York 10022